DENMARK BANCSHARES, INC.
                                EXHIBIT (11.1)
                STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

                                  For the Years Ended December 31,
                                   1998         1997        1996
                                 ------------------------------------
Net income                       $3,137,661  $2,550,569   $2,379,565
Weighted average shares
outstanding (1)                      54,855      54,927       55,006

Net income per share (1)             $57.20      $46.44       $43.26

(1) Weighted average shares outstanding and net income per share have been restated to reflect the 2-for-1 stock split effective July 1, 1997.